UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form U5S

                                  ANNUAL REPORT

                      For the year ended December 31, 2002

        Filed pursuant to the Public Utility Holding Company Act of 1935


       E.ON AG                                E.ON UK Ltd.
       E.ON US Holding GmbH                   Powergen Ltd.
       E.ON UK Holding GmbH                   Powergen US Holdings Ltd.
       E.ON-Platz 1                           Powergen US Investments
       40479 Dusseldorf                       53 New Broad Street
       Germany                                London EC2M 1SL
                                              United Kingdom
       E.ON US Investments Corp.
       220 West Main Street                   Powergen Luxembourg sarl
       Louisville, Kentucky  40202            99 Grand-rue
                                              L-1661 Luxembourg

                                              Powergen Luxembourg Holdings sarl
                                              99 Grand-rue
                                              L-1661 Luxembourg


      -------------------------------------------------------------------
      (Name and address of each registered holding company in the system)

                                Table of Contents



Item 1.  System Companies and Investments Therein as of December 31, 2002.....1

Item 2.  Acquisitions or Sales of Utility Assets..............................2

Item 3.  Issue, Sale, Pledge, Guarantee or Assumption of System Securities....5

Item 4.  Acquisition, Redemption or Retirement of System Securities...........5

Item 5.  Investments in Securities of Nonsystem Companies.....................6

Item 6.  Officers and Directors...............................................7

Item 7.  Contributions and Public Relations..................................11

Item 8.  Service, Sales and Construction Contracts...........................11

Item 9.  Wholesale Generators and Foreign Utility Companies..................12

Item 10. Financial Statements and Exhibits...................................16

SIGNATURE....................................................................21

Item 1.     System Companies and Investments Therein as of December 31, 2002

     The schedules listed below and included in Exhibit F, respond to Item 1:

     Exhibit F, Schedule 1(a): A table listing E.ON AG ("E.ON") and its subsidiary companies (except for LG&E Energy Corp. and its subsidiary companies (the "LG&E Energy Group"), which are shown on a separate schedule). The table indicates the number of common shares owned, percentage of voting power and denotes the position of the company within the E.ON group of companies. The position of each company within the E.ON group of companies is determined by a review of the "owned by" columns. For example, company number 135, Montan GmbH Assekuranz-Makler, is shown as being owned by company number 1300. Company 1300, E.ON Risk Consulting GmbH, is shown as owned by E.ON. Therefore, company 135 is a second tier subsidiary of E.ON and a direct subsidiary of E.ON Risk Consulting GmbH.

     An expanded version of Exhibit F, Schedule 1(a), denoted Exhibit F,
Schedule 1(b), is also provided under a request for confidential treatment in a format that indicates additional information about the issuer's book value and the owner's book value.

     Exhibit F, Schedule 1(c): A table listing the LG&E Energy Group companies and containing the same type of information provided in Exhibit F, Schedule 1(a).

     Exhibit F, Schedule 1(d): A table listing the subsidiary companies that left the E.ON Group during the reporting period, by merger, sale or liquidation.

     Exhibit F, Schedule 1(e): A table listing the E.ON Group companies that had their names changed during the reporting period.

Item 2.         Acquisitions or Sales of Utility Assets

     Kentucky Utilities Company and Louisville Gas and Electric Company neither sold nor acquired operating units or systems exceeding $1 million in 2002. However, the utilities made the following additions to existing plant in service in excess of $1 million. The Trimble County combustion turbines, listed below, were initiated at LG&E Capital Corp. and upon the approval of the Kentucky Public Service Commission were transferred to the utilities where construction was completed.

Kentucky Utilities Company
--------------------------

PLANT IN SERVICE EXCEEDING $1 Million

PROJECT
NUMBER       PROJECT NAME                LOCATION                     AMOUNT
-------------------------------------------------------------------------------

                                      Trimble County #5
113727   CT Construction TC5          Combustion Turbine          39,045,125.00
                                      Trimble County #6
113730   CT Construction TC6          Combustion Turbine          39,024,692.00
23037    GH2 Low Nox Retrofit         Ghent Unit 2                 5,224,392.30
113735   CT Construction TC P         Trimble County Gas Pipeline  4,474,853.30
115225   GEMINI Work Mgmt. System     LG&E Building                2,247,233.36
109728   BR2 Cooling Tower            E W Brown Steam Unit 2       1,642,314.90
106624   GH1 DCS                      Ghent Unit 1                 1,257,397.80

                                                                  --------------
TOTAL PLANT IN SERVICE EXCEEDING $1 MILLION                       92,916,008.66

CONSTRUCTION WORK IN PROCESS

113736   TC CT Substation             Trimble County               3,560,457.61
112642   Ghent 345/138kV Transf #2    Ghent Substation             2,027,901.84
114155   GR3 Generator Rewind         Green River 3                1,208,578.80
112973   BR2 Turbine Controls         Brown Unit 2                 1,189,879.82

                                                                  --------------
TOTAL CWIP EXCEEDING $1 MILLION                                     7,986,818.07

                                                                  --------------

TOTAL KU ADDITIONS EXCEEDING $1 MILLION                           100,902,826.73
                                                                  ==============

Louisville Gas and Electric Company
-----------------------------------

PLANT IN SERVICE EXCEEDING $1 Million

PROJECT
NUMBER       PROJECT NAME                LOCATION                     AMOUNT
-------------------------------------------------------------------------------

         LGE NOx
107182   Compliance                Trimble County                 34,910,939.00
                                   Trimble County #5
113725   CT Construction - TC      Combustion Turbine             15,969,870.00
                                   Trimble County #6
113732   CT Construction TC6       Combustion Turbine             15,961,408.00
111379   West Louisville           Distribution Mains              7,487,024.83
108260   New 345kv line from       Middletown/Trimble SW 4541      5,629,408.00
110615   MC2 WET STACK CONVER      Mill Creek SO2 - Unit 2         5,496,522.30
101159   Gas Main Extensions       Distribution Mains              2,886,765.26
101299   MC2-Precipitator          Mill Creek Unit 2               2,064,743.30
103554   Economizer                Mill Creek Unit 2               2,018,207.80
113733   CT Construction TC P      Trimble County Gas Pipeline     1,835,164.90
108709   Blue Lick Transformer     Blue Lick Sub                   1,629,495.00
108258   New 345kv line            Middletown                      1,608,071.20
105057   Seneca Gardens            Distribution Mains              1,521,948.00
108257   MT 345/138kv Tranfor      Middletown Sub                  1,349,914.30
108688   TC Ash Hopper             Trimble County                  1,329,418.80
109356   Jeffersontown             Distribution Mains              1,164,865.30
109216   Zoneton-Maryville         Distribution Mains              1,136,442.30
108259   New 345kv line - TC       Trimble County                  1,017,960.00

                                                               ----------------
TOTAL PLANT IN SERVICE EXCEEDING $1 MILLION                      105,018,168.29

CONSTRUCTION WORK IN PROCESS

         LGE NOx
107182   Compliance             Jefferson County Power Plants     36,892,668.78
         GEMINI Work Mgmt.
111353   System                 LG&E Building                      7,752,670.73
113932   West Louisville        Distribution Mains                 6,943,494.29
110613   MC1 WET STACK          Mill Creek Unit 1                  4,734,727.48
110616   MC3 WET STACK          Mill Creek Unit 3                  4,442,887.69
         345/138 KV
113948   TRANSFORMER            Cane Run Substation                1,533,153.14
         Ohio Falls
114682   Redevelopment          Ohio Falls                         1,500,387.20
         CR6 LP Turbine
114378   Blades                 Cane Run Unit 6                    1,459,391.46
113734   TC CT Substation       Trimble County                     1,457,354.89

113933   South Louisville       Distribution Mains                 1,334,765.79
113429   Bulldozer              Mill Creek                         1,153,672.00
113924   Bulldozer              Mill Creek                         1,131,486.00
         CR6 Generator Rotor
114571   Rewind                 Cane Run Unit 6                    1,077,503.02

                                                               -----------------
TOTAL CWIP EXCEEDING $1 MILLION                                    1,414,162.47
                                                               -----------------
TOTAL LG&E ADDITIONS EXCEEDING $1 MILLION                        176,432,330.76
                                                               =================

Item 3. Issue, Sale, Pledge, Guarantee or Assumption of System Securities


        The schedules listed below and included in Exhibit F, respond to Item 3:

        Exhibit F, Schedule 3(a): Issues of long term loans dated as of
                                  July 1, 2002 - December 31, 2002.

        Exhibit F, Schedule 3(b): Short term loans as of June 30, 2002.

        Exhibit F, Schedule 3(c): Short term loans as of December 31, 2002.

        Exhibit F, Schedule 3(d): Cash current accounts as of June 30, 2002.

        Exhibit F, Schedule 3(e): Cash current accounts as of December 31, 2002.

        Exhibit F, Schedule 3(f): Guarantees.

        Exhibit F, Schedule 3(g): Issuance of equity.


Item 4. Acquisition, Redemption or Retirement of System Securities

     Pursuant to shareholder resolutions approved at the annual general meeting of shareholders held on May 28, 2002, E.ON's Board of Management is authorized to buy back up to 10% of E.ON's outstanding share capital through October 31, 2003. As of December 31, 2002, E.ON held a total of 4,407,169 treasury shares in the amount of EUR 259 million (equivalent to 0.6% or EUR 11,458,639 of the capital stock). The number of outstanding shares as of December 31, 2002, totalled 652,341,876. During 2002, E.ON purchased 241,523 shares on the market and sold 503,434 shares to employees at preferential prices as part of E.ON's stock-based compensation plan. An additional 35,250,955 shares of E.ON are held by its subsidiaries. Following the VEBA-VIAG merger these shares were held in non-consolidated subsidiaries. Following some restructuring in September and October 2002 these shares were held by fully consolidated subsidiaries and therefore qualified as treasury shares according to German law. Treasury shares do not have voting rights.

     As of July 16, 2001, the Free State of Bavaria ("Bavaria") reduced its stake in E.ON to below 5.0%. As a result of the increase in the number of treasury shares, following the restructuring, Bavaria's voting interest in E.ON has increased to above 5.0%, again.

     The schedules listed below and included in Exhibit F, also respond to Item
4.

        Exhibit F, Schedule 4(a): Redemption of long term loans dated as of
                                  July 1, 2002 - December 31, 2002.

        Exhibit F, Schedule 4(b): Acquisition, retirement or redemption of equity.

Item 5. Investments in Securities of Nonsystem Companies

     E.ON is authorized to maintain equity investments to fund pension liabilities and nuclear plant decommissioning by the Commission's June 14, 2002 order (Holding Co. Act Release No. 27539). Information with regard to this portfolio of investments is provided below.

     As of December 31, 2002, the E.ON Group had pension and nuclear decommissioning liabilities of EUR 21,442,113,154 (USD $ 22,346,970,329) based on actuarial calculations. The majority of the pension provisions and all nuclear decommissioning liabilities are held by E.ON Energie. The market value of portfolio investments held by E.ON Energie to fund such obligations as of December 31, 2002 was EUR 8,027,675,295 (USD $8,366,443,193). This amount represents 46 % of E.ON Energie's liabilities. The assets held to fund the liabilities were composed of 65% (EUR 5,194,030,688 (USD $ 5,413,218,783)) fixed income securities such as commercial paper, notes, bonds and 35% (EUR 2,833,644,607 (USD $ 2,953,224,409)) common stocks as of December 31, 2002.

     Investments in other non-system entities are described below:

  Name of                                                                                                 Owner's Book
  System             Name of        Description of      Number of      % of Voting      Nature of         Value (in
 Company             Issuer           Security           Shares           Power          Business         thousands)
---------------------------------------------------------------------------------------------------------------------
LG&E Energy       Goldman Sachs     Money market       9.4 million         .1%        Money market          $9,400
Corp.             Financial Square  mutual fund                                       mutual fund
                  Federal Fund
Louisville Gas &  Ohio Valley       Common stock          4,900           4.9%        Public utility          $490
Electric          Electric Corp.
Company           ("OVEC")
Kentucky          OVEC              Common stock          2,500           2.5%        Public utility          $250
Utilities
Company


     See also, Exhibit F, Schedule 5(a) for other investments in non-system entities.

Item 6.  Officers and Directors

Part I.  Officers and Directors

     The schedules listed below and included in Exhibit F, respond to Item 6,
Part I:


     Exhibit F, Schedule 6(a) E.ON Group officers and directors.

     Exhibit F, Schedule 6(b) Powergen Group officers and directors.

     Exhibit F, Schedule 6(c): LG&E Energy Group officers and directors.


     Note: Exhibit F, Schedule 6(a) provides information about the officers and directors of Degussa AG and Viterra AG. These are to-be-divested companies and Degussa is now only 46.5% owned by E.ON. Although E.ON has endeavored to provide complete information with regard to the officers and directors of the subsidiaries of Degussa and Viterra, such information was not available at the time this Annual Report was filed.


Part II. Financial Connections of Officers and Directors

------------------------------ ------------------------------- ---------------------------- -----------------------
 Name of Officer or               Name and Location of                Position Held in           Applicable
    Director                     Financial Institution              Financial Institution      Exemption Rule
------------------------------ ------------------------------- ---------------------------- -----------------------
Dr. Andreas Georgi             Dresdner Bank AG,                    Member, Board of            Rule 70 no-action
                               Frankfurt/Main                       Management                  request dated June
                                                                                                27, 2002.
                               Allianz Dresdner Bauspar AG,         Member, Supervisory
                               Deutsche Schiffsbank AG,             Board
                               Eurohyp Aktiengesellschaft,
                               Oldenburgische Landesbank
                               Aktiengesellschaft, Dresdner
                               Bank Luxembourg S.A.,
                               Dresdner Bank (Schweiz) AG
------------------------------ ------------------------------- ---------------------------- -----------------------
Dr. Arend Oetker               Gerling NCM Credit and               Member, Supervisory         Rule 70 no-action
                               Finance AG                           Board                       request dated June
                                                                                                27, 2002.
------------------------------ ------------------------------- ---------------------------- -----------------------
Dr. Bernd Voss                 Dresdner Bank AG,                    Member, Supervisory         Rule 70 no-action
                               Frankfurt/Main; Bankhaus             Board                       request dated June
                               Reuschel & Co.                                                   27, 2002.
------------------------------ ------------------------------- ---------------------------- -----------------------
Dr. Erhard Schipporeit         Commerzbank AG                       Member, Supervisory         Rule 70 no-action
                                                                    Board                       request dated June
                                                                                                27, 2002.
------------------------------ ------------------------------- ---------------------------- -----------------------
Dr. Henning Schulte-Noelle     Dresdner Bank AG,                    Member, Supervisory         Rule 70 no-action
                               Frankfurt/Main                       Board                       request dated June
                                                                                                27, 2002.
------------------------------ ------------------------------- ---------------------------- -----------------------
Dr. Karl-Hermann Baumann       Deutsche Bank AG,                    Member, Supervisory         Rule 70 no-action
                               Frankfurt/Main                       Board                       request dated June
                                                                                                27, 2002.

------------------------------ ------------------------------- ---------------------------- -----------------------
Dr. Paul Siebertz              Bayerische Hypo- und                 Member, Board of            Rule 70 no-action
                               Vereinsbank AG                       Management                  request dated June
                                                                                                27, 2002.

------------------------------ ------------------------------- ---------------------------- -----------------------
Dr. Rolf-E. Breuer             Deutsche Bank AG,                    Member, Supervisory         Rule 70 no-action
                               Kreditanstalt fur                    Board                       request dated June
                               Wiederaufbau,                                                    27, 2002.
                               `Landwirtschaftliche
                               Rentenbank
------------------------------ ------------------------------- ---------------------------- -----------------------
Karl Starzacher                Landesbank Hessen-                   Member, Supervisory         Rule 70 no-action
                               Thuringen e.V.                       Board                       request dated June
                                                                                                27, 2002.
------------------------------ ------------------------------- ---------------------------- -----------------------
Kurt F. Viermetz               Bayerische Hypo- und                 Member, Supervisory         Rule 70 no-action
                               Vereinsbank AG                       Board                       request dated June
                                                                                                27, 2002.
------------------------------ ------------------------------- ---------------------------- -----------------------
Margret Monig-Raane            Deutsche Bank AG,                    Member, Supervisory         Rule 70 no-action
                               Frankfurt/Main                       Board                       request dated June
                                                                                                27, 2002.
------------------------------ ------------------------------- ---------------------------- -----------------------
Prof. Dr. Wilhelm Simson       Bayerische Hypo- und                 Member, Supervisory         Rule 70 no-action
                               Vereinsbank AG                       Board                       request dated June
                                                                                                27, 2002.
------------------------------ ------------------------------- ---------------------------- -----------------------
Ulrich Hartmann                IKB Deutsche Industriebank AG        Member, Supervisory         Rule 70 no-action
                                                                    Board                       request dated June
                                                                                                27, 2002.
------------------------------ ------------------------------- ---------------------------- -----------------------
Wolfgang Hartmann              Commerzbank AG,                      Member, Board of            Rule 70 no-action
                               Frankfurt/Main                       Management                  request dated June
                                                                                                27, 2002.
                               Commerzbank Belgium S.A.,            Member, Supervisory
                               Brussels; Commerzbank                Board
                               (Nederland) N.V., Amsterdam
------------------------------ ------------------------------- ---------------------------- -----------------------
Victor Staffeiri               Mid-America Bancorp                  Director                    Rule 70.
------------------------------ ------------------------------- ---------------------------- -----------------------


Note: The table above does not indicate any financial connections that officers or directors of Degussa AG and Viterra AG, and their respective subsidiaries, may have with financial institutions. See also, the note to Item 6, Part I, above.


Part III Certain Disclosures With Respect to Officers and Directors Compensation

     The total remuneration paid to members of E.ON's Supervisory Board was EUR
2.6 million for the year ended December 31, 2002. Of this total, EUR 0.7 million consists of fixed compensation (including compensation for duties performed at subsidiaries and attendance fees), and EUR 1.9 million of variable compensation. Pursuant to E.ON's Articles of Association, members of the Supervisory Board receive an annual fixed fee of EUR 10,000 and are reimbursed each fiscal year for their meeting-related expenses, including reimbursement for the value added tax on their remuneration. Members of the Supervisory Board also receive an attendance fee of EUR 1,000 per meeting. In addition, members of the Supervisory Board receive an annual variable fee of EUR 1,250 for each percentage point by which the dividend paid to shareholders exceeds 4 percent of E.ON's capital stock. The Chairman of the Supervisory Board receives three times the above-mentioned fees, the Deputy Chairman receives double the above-mentioned fees, and each member of a committee receives one-and-a-half times the above-mentioned fees. Members of the Supervisory Board who serve less than the entire financial year owing to a change in the Board's composition receive the above-mentioned fees on a proportionate basis. There were no loans to members of the Supervisory Board in the 2002 financial year.

     The total remuneration paid to members of E.ON's Board of Management was Eur 10.5 million. Of this total, EUR 4.6 million consisted of fixed compensation, including compensation for duties performed at subsidiaries, as well as monetary benefits and other compensation. Variable compensation of EUR
5.2 million reflects a performance-related bonus. Total remuneration also includes gains totaling EUR 0.7 million from the exercise of 124,750 stock appreciation rights ("SARs") from the first and second tranche of the SAR. Since 1999, E.ON has run a SAR plan for key executives of the E.ON Group. The purpose of this plan is to focus key executives on long-term corporate growth. The SAR plan is based on the performance of E.ON's ordinary shares. E.ON granted approximately 1.6 million SARs to 186 top-level executives worldwide in 2002, including members of the Board of Management, as part of their compensation. In 2001, Degussa also introduced a SAR plan for executives. This plan is based on the performance of Degussa's ordinary shares. In 2002, Degussa granted approximately 1.5 million SARs to 227 executives worldwide, including the members of Degussa's Board of Management, as part of their compensation. (More information about the SAR plan is included in Note 10 of the Notes to Consolidated Financial Statements in E.ON's Annual Report on Form 20-F, see below.) In early 2002, members of the Board of Management received 260,000 SARs. These SARs were part of the fourth tranche of the SAR plan. On December 31, 2002, the SARs of all tranches had a hypothetical exercise value of zero, because the E.ON share price ended the year markedly below the strike prices of the respective tranches.

     Total payments to retired members of the Board of Management and their beneficiaries were EUR 4.9 million. Provisions of EUR 53.9 million have been provided for the pension obligations to retired members of the Board of Management and their beneficiaries. There were no loans to members of the Board of Management in the 2002 financial year.

     E.ON has service agreements with the members of its Board of Management. The service agreements of the members of the Board of Management do not contain provisions for payments should a member's employment be terminated prior to expiration of the agreement or not be extended by the Supervisory Board. In the case where an agreement has not been extended, members of the Board of Management shall receive retirement payments after their service agreements have ended which are based on the length of their membership on the Board of Management. Should a member's service agreement be terminated prior to expiration or not be extended at the request of such member or for important reason no retirement payments shall be due, except for statutory claims, such as mandatory pension benefits. In the special case of a change in control of E.ON, members of the Board of Management shall receive a payment equal to a maximum of five years' annual compensation.

     Additional information is provided in the Annual Report of E.ON AG filed on Form 20-F (filed March 19, 2003), SEC File No. 001-14688, at pp. 113-115 and at
note 10 of the Notes to the Consolidated Financial Statements.

Item 7.   Contributions and Public Relations

     None.

Item 8.   Service, Sales and Construction Contracts

Part I. Contracts for Services or Goods Supplied by a System Company to Another System Company

     LG&E Energy Services reports on Form U-13-60 with regard to services rendered by members of the E.ON Group or the Powergen Group for the LG&E Energy Group, by members of the LG&E Energy Group for the E.ON Group or the Powergen Group, and by members of the LG&E Energy Group for one another, in accordance with a supplemental reporting requirement in the Commission's order in E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002). With regard to transactions involving companies in the E.ON Group exempt under Rule 58, the registrants incorporate by reference Powergen plc's Quarterly Report on Form U-9C-3, SEC File No. 078-00049 (filed August 29, 2002).

     Registrants have omitted information about service, sales and construction contracts among subsidiaries of E.ON AG to the extent such transactions do not involve any companies in the LG&E Energy Group.


Part II.  Affiliate Contracts

     Not applicable.


Part III. Persons Employed to Provide Management, Supervisory or Financial Advisory Services

     See the response to Item 6, Part III, above.

Item 9.  Wholesale Generators and Foreign Utility Companies

Part I.  Information with Respect to EWGs and FUCOs

     E.ON Energie, a foreign utility company, located at Brienner Stra(beta)e 40, 80333 Munchen, Germany, produces electricity at jointly and wholly owned power plants. Its power generation facilities have a total installed capacity of approximately 50,200 MW, E.ON Energie's attributable share of which is approximately 34,100 MW (not including mothballed, shut down and reduced power plants). Electricity is transmitted to purchasers by means of high-voltage transmission lines and underground cables owned by E.ON Energie. E.ON Energie is wholly owned by E.ON which has an aggregate investment in E.ON Energie of EUR 5,569 million, consisting of 82% equity and 18% debt interests. ABN Ambro has granted former Electriciteitsbedrijf Zuid-Holland, Voorburg, Netherlands, now E.ON Benelux Generation, an E.ON Energie subsidiary, an amount of (euro)58.97 million (maturity date: May 10, 2006) plus interest and cost for which E.ON guarantees. E.ON Energie's ratio of debt to common equity is 113.2%. Its net income for the twelve months ended December 31, 2002, was EUR 522 million. E.ON Energie had no material service and goods contracts with other companies in the E.ON Group (excluding FUCOs).

     Powergen Group Holdings Ltd. ("PGGH"), a foreign utility company, located at 53 New Broad Street , London EC2M 1SL, England, produces electricity at jointly and wholly owned power plants. PGGH owns or through joint ventures has an attributable interest in 10,183 MW of generating capacity. Electricity is transmitted to purchasers by means of the National Grid transmission network in the U.K. PGGH is wholly owned by Powergen which has an aggregate investment in PGGH (*) of GBP 3,168 million, consisting of 33% equity and 67% debt interests. PGGH's ratio of debt to common equity is 1.620. Its net income for the twelve months ended December 31, 2002 was GBP 23.3 million. PGGH had no material service and goods contracts with other companies in the E.ON Group (excluding FUCOs). (* The aggregate investment has been calculated as the Powergen proportion of E.ON UK's investment in Powergen Limited together with E.ON Group inter-company debt in PGGH.)

     Information about the EWGs and FUCOs held in the LG&E Energy Group is set forth in Exhibit F, Schedules 9(a) through 9(c).

     Windpower Partners 1994, L.P. ("Windpower 1994") had the following material service contract with a company in the E.ON Group. Windpower 1994 entered into an operating agreement with LG&E Power Services, LLC, an indirect subsidiary of LG&E Capital Corp, in September 1996 for the operation, maintenance, and management of the power plants including the administration of Windpower 1994's day-to-day operations. In 2002, Windpower 1994 incurred expenses of $795,027 related to this contract.

     Windpower Partners 1993, L.P. ("Windpower 1993") had the following material service contract with a company in the E.ON Group. Windpower 1993 entered into an operating agreement with LG&E Power Services, LLC, an indirect subsidiary of LG&E Capital Corp, in September 1996 for the operation, maintenance, and management of the power plants including the administration of Windpower 1993's day-to-day operations. In 2002, Windpower 1993 incurred expenses of $1,538,542 related to this contract.

     Westmoreland - LG&E Partners ("ROVA"), ROVA had the following material service contracts with companies in the E.ON Group. ROVA entered into an operating agreement with LG&E Power Services, LLC, an indirect subsidiary of LG&E Capital Corp, for the operation, maintenance, and management of the power plants including the administration of ROVA's day-to-day operations. In 2002, ROVA incurred expenses of $4,565,684 related to this contract. ROVA also has a contract with LG&E Power Operation, an indirect subsidiary of LG&E Capital Corp, for payment of venture management fees, financial management, and environmental services. In 2002, ROVA incurred expenses of $497,907 related to this contract.

     E.ON Zehnte Verwaltungsgesellschaft mbH ("E.ON Zehnte"), a foreign utility company, located at E.ON-Platz 1, 40479 Dusseldorf, Germany, owns directly and indirectly Ruhrgas AG ("Ruhrgas"). The acquisition of Ruhrgas, Germany's leading distributor of natural gas, is a major element in E.ON's implementation of its strategy of expanding its gas operations and building an integrated power and gas company.

     Ruhrgas is not publicly traded, and was, prior to the completion of the acquisition by E.ON, owned by a number of holding companies, with indirect stakes dispersed among a number of major industrial and energy companies both within and outside Germany. In 2001, E.ON concluded contracts for the purchase of significant indirect shareholdings in Ruhrgas held through Gelsenberg AG ("Gelsenberg", i.e. 25.5 percent voting rights in Ruhrgas) and Bergemann GmbH ("Bergemann", i.e. 34.75 percent voting rights in Ruhrgas) with BP p.l.c. ("BP") and Vodafone Group plc ("Vodafone"). The aggregate consideration paid for these stakes was EUR 3.3 billion. E.ON also reached an agreement in principle with RAG to acquire its Ruhrgas stakes. In January and February 2002, the German Federal Cartel Office blocked the consummation of the transactions with the aforementioned parties on the grounds that the proposed purchase would have had a negative effect on competition in the German gas market. E.ON appealed the decision to the German Economics Ministry, which has the power to overrule the Cartel Office if it determines the transaction would result in an overriding general benefit to the German economy. In March 2002, E.ON agreed to acquire ThyssenKrupp AG's interest in Ruhrgas for total consideration of EUR 0.5 billion.

     In May 2002, E.ON reached a definitive agreement with RAG to acquire RAG's direct small participation in Ruhrgas and an additional 50.5 percent interest in Bergemann and to sell E.ON's majority interest in Degussa to RAG. The RAG transaction was subject to the completion of E.ON's acquisition of Ruhrgas, and was to lapse if the acquisition had not been completed by January 31, 2003.

     On July 3, 2002, E.ON reached agreements to acquire the 40 percent interest in Ruhrgas held indirectly by Esso Deutschland GmbH ("Esso"), Deutsche Shell GmbH ("Shell") and TUI AG through Schubert KG (i.e., 15 percent voting rights in Ruhrgas) and BEB Erdgas und Erdol GmbH (i.e., 25 percent voting rights in Ruhrgas). The aggregate purchase price for this stake was EUR 4.1 billion, and completion of these transactions would make E.ON the sole owner of Ruhrgas.

     On July 5, 2002, E.ON was granted the ministerial approval it had requested for the acquisition of a majority shareholding in Ruhrgas. The ministerial approval was linked with stringent requirements designed to promote competition in the gas sector. In addition, E.ON and Ruhrgas were required to divest several shareholdings. These include the majority stake in Gelsenwasser AG ("Gelsenwasser"), the minority stakes in VNG AG, EWE Aktiengesellschaft and E.ON's stakes in Bayerngas GmbH ("Bayerngas") and Stadtwerke Bremen Aktiengesellschaft ("Stadtwerke Bremen"). On the same day, E.ON through its fully owned subsidiary E.ON Zehnte completed the acquisition of Gelsenberg from BP and stakes in Bergemann held by Vodafone and ThyssenKrupp AG. With the completion of these acquisitions E.ON indirectly held 38.5 percent of Ruhrgas.

     A number of competitors with interests in the Germany energy industry filed complaints against the ministerial approval in the state Superior Court (Oberlandesgericht) in Dusseldorf and petitioned the court to issue a temporary injunction blocking the transaction. The court subsequently issued a first order on July 12, later followed by orders in August and September that temporarily enjoined E.ON's acquisition of a majority stake in Ruhrgas. In addition, the court prohibited E.ON from exercising its shareholders' rights with respect to the voting rights in Ruhrgas holding company Gelsenberg acquired from BP, and in Bergemann acquired from Vodafone and ThyssenKrupp AG until the takeover was approved.

     In the short period between July 5 and the issuance of the first temporary injunction on July 12, 2002, E.ON as the sole shareholder of Gelsenberg only had the opportunity to replace the former members of the supervisory board and board of management from BP with E.ON<180>s representatives. No further corporate actions happened. In Bergemann no such steps were initiated at all as E.ON only acquired a minority stake from Vodafone and ThyssenKrupp. Although E.ON was the sole shareholder of Gelsenberg during this short period, E.ON was not entitled to directly exercise Gelsenberg<180>s 25 percent of the voting rights in Ruhrgas, as Gelsenberg transferred its voting rights to Bergemann. On July 11, 2002 E.ON filed Form U-57 to notify the Commission that both E.ON Zehnte and Gelsenberg were foreign utility companies within the meaning of Section 33 of the Act.

     Following the issuance of the temporary injunctions, on September 18, 2002, Germany's Federal Minister of Economics confirmed the essential aspects of the July 5 ministerial approval for E.ON's acquisition of Ruhrgas. However, the Ministry linked its decision to a tightening of the requirements. Ruhrgas would also be required to sell its stakes in Bayerngas and Stadtwerke Bremen and all of the companies required to be disposed were to be granted special rights to terminate their existing purchase agreements with E.ON and Ruhrgas on a staggered basis. In addition, Ruhrgas was required to auction 200 billion kWh of natural gas to its competitors, with the minimum bid in such auctions being much lower than the average border-crossing price. On this basis, the Ministry asked the state Superior Court to lift its temporary injunction.

     On December 17, 2002, the state Superior Court decided not to lift the temporary injunction, and formal proceedings (Hauptverfahren) regarding the injunction started in January 2003. On January 31, 2003, E.ON reached settlement agreements with all plaintiffs who had contested the validity of the ministerial approval. Pursuant to such agreements, the plaintiffs withdrew their complaints immediately, with the effect that the court procedure (including the temporary injunction) terminated with immediate effect on January 31, 2003. On this day, E.ON completed the acquisition of RAG<180>s Ruhrgas stake of 52.5 percent in Bergemann and on February 11, 2003 the last outstanding Bergemann stakes were acquired from RWE. In March 2003, E.ON acquired all remaining shares of Ruhrgas from Esso, Shell, TUI AG, RAG and Heinrich Industrie AG and became sole shareholder of Ruhrgas on March 7, 2003.

     E.ON<180>s capital expenditures in 2003 for the completion of the acquisition of Ruhrgas will total EUR 4 billion. Beginning as of February 1, 2003, E.ON fully consolidated Ruhrgas. Accordingly, E.ON is not reporting its interest in Ruhrgas in this Form U5S because it did not hold a controlling interest in Ruhrgas during the reporting period.

Part II.   Organizational Chart

     Exhibit G is an organizational chart showing the relationship of the FUCOs and EWGs in the E.ON Group to other E.ON Group companies.

Part III.  Aggregate Investment in EWGs and FUCOs

     As of December 31, 2002, E.ON had invested, directly and indirectly, in FUCOs and EWGs (including equity, debt, guarantees and recourse debt of FUCOs and EWGs, but excluding investments in Ruhrgas), EUR 17,663 million (USD 18,369 million). The ratio of E.ON's aggregate EWG and FUCO investment to E.ON's aggregate investment in LG&E and KU (USD 6,104 million) was 301% as of December 31, 2002.

Item 10.       Financial Statements and Exhibits

FINANCIAL STATEMENTS

Exhibits FS-   E.ON AG statement of income, statement of assets, statement of
1(a)-FS-1(d)   liabilities and shareholders' FS-1(a)-FS-1(d) equity, and
               statement of retained earnings consolidating the Energy, Powergen, Chemicals, Real Estate, and Others subgroups, as of and for the year ending December 31, 2002.


EXHIBITS

Exhibit A

        o The Annual Report of E.ON AG filed on Form 20-F (filed March 19, 2003), SEC File No. 001-14688, is hereby incorporated by reference.

        o The Annual Report of Louisville Gas & Electric Co. (filed March 25, 2003), SEC File No. 001-02893, is hereby incorporated by reference.

        o The Annual Report of Kentucky Utilities Co. (filed March 25, 2003), SEC File No. 001-03464, is hereby incorporated by reference.


Exhibit B

        o The Articles of Association and Bylaws of E.ON AG are incorporated by reference to Exhibit A-1 of E.ON's Application on Form U-1, SEC File No. 70-9961 (filed June 11, 2002).

        o The Articles of Association and Bylaws of E.ON US Verwaltungs GmbH, E.ON UK Verwaltungs GmbH and E.ON UK plc are incorporated by reference to Exhibit B of E.ON's Registration Statement on Form U5B, SEC File No. 030-00355 (filed September 27, 2002).

        o The following documents are also incorporated by reference to Exhibit B to the Annual Report of Powergen plc on Form U5S, SEC File No. 030-00346 (filed May 1, 2002):


             B-2          Articles of Incorporation of LG&E Energy Corp.
             B-3          By-laws of LG&E Energy Corp.
             B-4          Restated Articles of Incorporation of LG&E, dated
                          November 6, 1996. (Filed as Exhibit 3.06 to
                          LG&E's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (SEC File No.
                          2-26720).

             B-5          By-Laws of LG&E, as amended through June 2, 1999.
                          (Filed as Exhibit 3.02 to LG&E's Annual Report on Form 10-K for the year ended December 31, 1999).
             B-6          Amended and Restated Articles of Incorporation of KU.
                          (Filed as Exhibits 4.03 and 4.04 to Form 8-K Current Report of KU, dated December 10, 1993).
             B-7          By-Laws of KU, as amended through June 2, 1999.
                          (Filed as Exhibit 3.04 to KU's Annual Report of
                          Form 10-K for the year ended December 31, 1999).

        o Exhibits B-1(a) and B-1(b) are the Memorandum of Association of Powergen Limited and the Articles of Association of Powergen Limited, respectively.

        o Organizational documents of other subsidiaries will be provided to the Commission upon request.

Exhibit C

        o Indentures related to funded debt are incorporated by reference to Exhibit C of E.ON's Registration Statement on Form U5B, SEC File No. 030-00355 (filed September 27, 2002).

        o Indentures related to funded debt of Powergen and its subsidiaries are incorporated by reference to Exhibits C1 through C-43 of the Annual Report of Powergen plc on Form U5S, SEC File No. 030-00346 (filed May 1, 2002).

        o LG&E Supplemental Indentures dated March 1, 2002, March 15, 2002, and October 1, 2002, are incorporated by reference to Exhibits 4.39, 4.40 and 4.41 to the Annual Report on Form 10-K of LG&E, filed on March 25, 2003, SEC File No. 001-02893, for the year ended December 31, 2002.

        o KU Supplemental Indentures dated May 1, 2002 and September 1, 2002, are incorporated by reference to Exhibits 4.50 and 4.51 to the Annual Report on Form 10-K of KU, filed on March 25, 2003, SEC File No. 001-03464, for the year ended December 31, 2002.


Exhibit D

        o The tax allocation agreement by and among Powergen US Investments Corp. and certain subsidiaries (filed under cover of Form SE).


Exhibit E

        o Supplemental information regarding tax-related transactions required by Commission order dated June 14, 2002 (Holding Co. Act Release
            No. 27539).

Exhibit F

        o Schedule 1(a): A table listing the E.ON Group companies (except for the LG&E Energy Group) (filed under cover of Form
            SE).

        o Schedule 1(b): A table listing the E.ON Group companies (except for the LG&E Energy Group), and additional information about the issuer's book value and the owner's book value (confidential treatment requested).

        o   Schedule 1(c):   A table listing the LG&E Energy Group companies.

        o   Schedule 1(d):   A table listing the subsidiary companies that
            left the E.ON Group during the reporting period, by merger, sale or liquidation.

        o   Schedule 1(e):   A table listing the E.ON Group companies that
            had their names changed during the reporting period.

        o   Schedule 3(a):   Issues of long term loans dated as of July 1, 2002
            - December 31, 2002.

        o   Schedule 3(b):   Short term loans as of June 30, 2002.

        o   Schedule 3(c):   Short term loans as of December 31, 2002.

        o   Schedule 3(d):   Cash current accounts as of June 30, 2002.

        o   Schedule 3(e):   Cash current accounts as of December 31, 2002.

        o   Schedule 3(f):   Guarantees.

        o   Schedule 3(g):   Issuance of equity.

        o   Schedule 4(a):   Redemption of long term loans dated as of
            July 1, 2002 - December 31, 2002.

        o   Schedule 4(b):   Acquisition, retirement or redemption of equity.

        o   Schedule 5(a):   Investments in non-system entities (confidential
            treatment requested).

        o   Schedule 6(a):   E.ON Group officers and directors.

        o   Schedule 6(b):   Powergen Group officers and directors.

        o   Schedule 6(c):   LG&E Energy Group officers and directors.

        o   Schedule 9(a):   LG&E Energy Corp. Investments in EWGs and FUCOs:
            descriptions of facilities and other background information.

        o   Schedule 9(b):   LG&E Energy Corp. Investments in EWGs and FUCOs:
            capital invested (confidential treatment requested).

        o   Schedule 9(c):   LG&E Energy Corp. Investments in EWGs and FUCOs:
            capitalization ratios and earnings information (confidential treatment requested).


Exhibit G

        o Organizational chart of the E.ON Group, including its FUCOs and EWGs (provided under cover of Form SE).


Exhibit H

        o   Exhibit H-1:   E.ON Energie AG - Short Report for the year ended
            December 31, 2002, including balance sheet, income statement and analysis of operations (filed under cover of Form SE).

        o   Exhibit H-2(a)   Powergen Group Holdings Ltd. - group
            consolidated balance sheet, income statement, statement of cash flows as of and for the year ended December 31, 2002 (confidential treatment requested).

        o   Exhibit H-2(b)   Powergen Group Holdings Ltd. - report and accounts
            for the year ended December 31, 2002 (confidential treatment requested).

        o   Exhibit H-2(c)   Information extracted from E.ON's 2002 Annual
            Report to shareholders and from E.ON's Form 20-F filed with the United States Securities and Exchange Commission on March 19, 2003 in File No. 1-14688, regarding Powergen's UK operations.

        o   Exhibit H-3      K.W. Tarifa, S.A. - statement of operations and
            balance sheet as of and for the year ended December 31, 2002 (confidential treatment requested).

        o   Exhibit H-4      Distribuidora de Gas del Centro S.A. - balance
            sheet, income statement, statement of cash flows as of and for the year ended December 31, 2002 (confidential treatment requested).

        o   Exhibit H-5      Distribuidora de Gas Cuyana S.A. - balance sheet,
            income statement, statement of cash flows as of and for the year ended December 31, 2002 (confidential treatment requested).

        o   Exhibit H-6      Gas Natural BAN S.A. - balance sheet, income
            statement, statement of cash flows as of and for the year ended December 31, 2002 (confidential treatment requested).

        o   Exhibit H-7      Westmoreland - LG&E Partners (ROVA) - balance
            sheets, statements of income and comprehensive income, and statements of cash flows as of and for the years ended December 31, 2002 and December 31, 2001 (confidential treatment requested).

        o   Exhibit H-8      Western Kentucky Energy Corp. - balance sheet,
            income statement, statement of cash flows as of and for the year ended December 31, 2002 (confidential treatment requested).

        o   Exhibit H-9      Electric Energy Inc. - comparative balance sheets,
            statements of retained earnings, and income statements as of and for the years ended December 31, 2002 and December 31, 2001 (confidential treatment requested).

        o   Exhibit H-10     Windpower Partners 1994, L.P. - balance sheet,
            statement of partners' equity, statement of cash flows and budget versus actual analysis as of and for the twelve months ending December 31, 2002 (confidential treatment requested).

        o   Exhibit H-11     Windpower Partners 1993, L.P. - balance sheet,
            statement of partners' equity, statement of cash flows and budget versus actual analysis as of and for the twelve months ending December 31, 2002 (confidential treatment requested).

        o   Exhibit H-12     E.ON Zehnte Verwaltungsgesellschaft mbH - balance
            sheet and income statement as of and for the year ended
            December 31, 2002.

        o   Exhibit H-13     Gelsenberg AG - balance sheet and income statement
            as of and for the year ended December 31, 2002.

                                    SIGNATURE



     Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

E.ON AG

By:     /s/                              By:    /s/
       ---------------------------              --------------------------
Name:  Ulrich Hueppe                     Name:  Karl-Heinz Feldmann
Title: General Counsel, Executive        Title: Corporate Counsel
       Vice President

Date:  June 27, 2003                     Date:  June 27, 2003

E.ON US Holding GmbH                     E.ON UK Ltd

By:     /s/                              By:    /s/
       ---------------------------              --------------------------
Name:  Heinrich Montag                   Name:  Christopher Salame
Title: Executive Director                Title: Company Secretary

Date:  June 27, 2003                     Date:  June 27, 2003

E.ON UK Holding GmbH                     Powergen Ltd

By:     /s/                              By:    /s/
       ---------------------------              --------------------------
Name:  Hans Gisbert Ulmke                Name:  Christopher Salame
Title: Executive Director                Title: Company Secretary

Date:  June 27, 2003                     Date:  June 27, 2003

Powergen US Holdings Ltd.                Powergen US Investments

By:     /s/                              By:    /s/
       ---------------------------              --------------------------
Name:  Christopher Salame                Name:  Christopher Salame
Title: Company Secretary                 Title: Authorised Signatory for
                                                Powergen Secretaries Limited,
                                                Company Secretary
Date:  June 27, 2003                     Date:  June 27, 2003


E.ON US  Investments Corp.               Powergen Luxembourg sarl

By:     /s/                              By:    /s/
       ---------------------------              --------------------------
Name:    S. Bradford Rives               Name:  David Beynon
Title:   Vice President                  Title: Director

Date:  June 27, 2003                     Date:  June 27, 2003

                                         Powergen Luxembourg Holdings sarl

                                         By:    /s/
                                               ---------------------------
                                         Name:  David Beynon
                                         Title: Director

                                         Date: June 27, 2003